Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reliance Steel & Aluminum Co.:

We consent to the use of our reports dated February 27, 2013, with respect to the consolidated balance sheets of Reliance Steel & Aluminum Co. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

April 1, 2013